Exhibit 99.1

BiondVax plans Phase 3 Clinical Trial following receipt of Scientific Advice from the European Medicines Agency (EMA)

Ness Ziona, Israel – December 27, 2017 -

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV) announced today that the European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use (CHMP) reviewed BiondVax’s Phase 3 trial plan, provided advice, and allowed the Company to proceed with the Phase 3 clinical trial plan for M-001, BiondVax’s universal flu vaccine candidate. The CHMP advice will facilitate procedures in the countries where the Phase 3 study will take place.

The CHMP response states that, “It is agreed that a single pivotal efficacy trial that provides a robust demonstration of efficacy against laboratory-proven influenza like illness (ILI) could suffice for an approval.”

Dr. Tamar Ben Yedidia, BiondVax’s Chief Science Officer noted, “According to our expert European advisors, the CHMP accepts the entire approach in general and the study design in particular. This means BiondVax can proceed to Phase 3 as planned.”

Dr. Ron Babecoff, CEO of BiondVax, commented, “I wish to thank the EMA’s CHMP for their thoughtful and informative advice which we are incorporating into BiondVax’s pivotal Phase 3 trial plan.”

Babecoff continued, “There is a clear need to improve upon current flu vaccine technologies, as noted in the recent New England Journal of Medicine article titled Chasing Seasonal Influenza — The Need for a Universal Influenza Vaccine.[1] BiondVax’s Universal Flu Vaccine candidate is designed to address challenges of current flu vaccines such as mismatches, mutations, and long production lag. With six completed successful human clinical trials, we are excited to proceed to a pivotal clinical efficacy Phase 3 trial with M-001 as a universal flu vaccine.”

The placebo-controlled pivotal clinical efficacy Phase 3 trial plans to enrol a total of 7,700 participants over two years. Since assessment of clinical efficacy of influenza vaccines largely depends on the attack rates of circulating influenza strains, the study features flexible enrollement to adjust the required number of participants in year 2. The participants will be aged 50 years and older, with at least half over 65 years of age.

The trial is expected to take place in Eastern Europe and begin prior to the 2018/19 flu season.

About BiondVax Pharmaceuticals Ltd

BiondVax is an advanced clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 partipants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

For further information, please contact:

BiondVax

Joshua Phillipson

+972-8-930-2529 x5105

j.phillipson@biondvax.com

1 Paules, CI, et al “Chasing Seasonal Influenza - The Need for a Universal Influenza Vaccine,” The New England Journal of Medicine. November 29, 2017, http://www.nejm.org/doi/full/10.1056/NEJMp1714916 (accessed December 27, 2017).

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, whether preliminary or interim results from a clinical trial will be predictive of the final results of the trial; whether results obtained in clinical trials such as the results referenced in this release will be indicative of results that will be generated in future clinical trials; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

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